EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
 (in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown.  For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges.  Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits.  Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$16,037	$10,569	$32,175	$14,416
Add: Fixed charges, net	21,990	26,102	43,061	54,538
Income before income taxes and fixed charges, net	38,027	36,671	75,236	68,954
Fixed charges
Interest expense	$20,968	25,431	$41,784	$53,685
One-third of rental expense	408	174	663	356
Interest on unrecognized tax benefits	614	497	614	497
Total fixed charges	21,990	26,102	43,061	54,538
Ratio of Earnings to Fixed Charges	1.73	1.40	1.75	1.26

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$16,037	$10,569	$32,175	$14,416
Add: Fixed charges, net	13,980	14,384	27,458	28,608
Income before income taxes and fixed charges, net	30,017	24,953	59,633	43,024
Fixed charges
Interest expense (excluding deposits)	12,958	13,713	26,181	27,755
One-third of rental expense	408	174	663	356
Interest on unrecognized tax benefits	614	497	614	497
Total fixed charges	13,980	14,384	27,458	28,608
Ratio of Earnings to Fixed Charges	2.15	1.73	2.17	1.50